

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 8, 2008

Mr. Robert B. McKnight, Jr.
Chairman of the Board, President and Chief Executive Officer
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

> **Re:** **Quiksilver, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2007**
> **Filed December 31, 2007**
> **File No. 001-14229**

Dear Mr. McKnight:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services